UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 18, 2019

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 9. Other Events

Lending on a student housing building in Atlanta, Georgia

On September 8, 2019 Tulsa Real Estate Fund provided a loan for a 28-unit student housing building in in Atlanta, Georgia.

Tulsa Real Estate fund deployed $548,000 in capital for the refinance of two (2) student housing properties located within minutes of Clark Atlanta, Spelman College, and Morehouse College. For two (2) years these assets have been managed by Fund Manager Jay Morrison. The co-sponsor is a member of Jay Morrison Academy with years of experience in real estate.

The company has charged an origination fee of $9,122. The Company expects to charge interest of $43,840 and an exit fee of $46,650.

Lending on three distressed building in New Orleans, LA

Tulsa Real Estate Fund deployed $438,000 in capital for the acquisition & rehabilitation of three (3) distressed buildings on one (1) lot in the seventh ward near the famous French Quarter. The sponsors of the deal, Cultivated Properties LLC is a minority owned Real Estate-Investment Company.

The Company is charging origination fees of $17,520, underwriting fees of $1,780, interest of $55,600, and an exit fee of $33,600.

Please note that income earned and return projections are subject to change based on the investment’s actual performance and hold period.

Lending on apartment development in Macon, GA

Tulsa Real Estate Fund deployed $550,000 in capital for the acquisition of a 98-unit apartment development with a 98% occupancy rate. The total acquisition cost was $3.85MM. The joint venture partner on the deal is Alchemy Real Estate Investment Group, LLC, an experienced minority owned multi-family investor.

The Company has charged Origination fees: $16,500. The Company has a 40% equity ownership in the property noted above.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tulsa Real Estate Fund, LLC

Date: September 18, 2019	By:	/s/ Jay Morrison
Jay Morrison
Manager of Tulsa Founders, LLC Manager

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